Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

May 5, 2023

Re:	Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
CornerCap Fundametrics Large-Cap ETF S000069264 (the “Fund”)
Dear Ms. Rowland:
This correspondence is being filed in response to follow-up comments provided on April 25, 2023 and to comments provided on March 15, 2023, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 262 to its registration statement on Form N-1A. PEA No. 262 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on January 30, 2023, for the purpose of adding the composite performance of other accounts managed by the investment adviser to the Fund.
Included with this correspondence is a blackline that reflects the changes made pursuant to Staff comments with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 262 to its registration statement on Form N-1A. PEA No. 26 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on January 30, 2023.
For your convenience, Staff comments have been reproduced in bold typeface followed by the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the PEA.
General
Comment 1: With respect to the Adviser’s prior performance presentation, please supplementally explain why the strategy cannot be implemented for accounts valued at under $100,000
Response: The Adviser has a $100,000 minimum for accounts to utilize the strategy because that is the minimum asset level at which the Adviser believes the strategy is economically viable. The Adviser notes that the strategy typically holds over 100 individual securities and has an average portfolio turnover rate of approximately 70-80%. Accounts with less than $100,000 would likely experience higher commissions relative to the size of the account, which could negatively impact returns.
Comment 2: Please supplementally explain why it is relevant to disclose that the Composite is comprised of accounts with a market value of greater than $100,000 in value if the strategy cannot be implemented for accounts below that asset level.
Response: The Trust confirms that the reference to accounts with a market value greater than $100,000 was inadvertently included and has been removed.
Comment 3: Please provide a supplemental representation from the Trust that the exclusion of accounts under the $100,000 threshold from the Composite would not cause the Composite returns to differ.
Response: As noted in the response to Comment 1 above, the Adviser has a $100,000 minimum for accounts to utilize the strategy. Therefore, there are no accounts under the $100,000 threshold to include in the Composite.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios
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